Exhibit 99.1

eHi Car Services Announces Private Placement of Common Stock

SHANGHAI, May 22, 2015 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced that it has signed definitive agreements (the “Agreements”) for the issuance and sale in two tranches of up to a total of 22,337,924 Class A common shares of the Company par value US$0.001 per share (the “Common Shares”) at a price per Common Share of US$6.00 (equivalent to US$12.00 per American depositary share of the Company (“ADS”)), which is expected to raise gross proceeds of approximately US$134 million. Also on May 22, 2015, two major shareholders of the Company, Ctrip Investment Holding Ltd (“Ctrip”) and the Crawford Group, Inc. (“Crawford”), signed definitive agreements (“Shareholder Sale Agreement”) for the sale of an aggregate of 2,666,666 Common Shares (including certain shares in the form of ADSs) (the “Shareholder Sale”).

Under the terms of the Agreements, the Company will issue new Common Shares to Tiger Global Mauritius Fund (“Tiger”), SRS Partners I Mauritius Limited and SRS Partners II Mauritius Limited (collectively “SRS”, and together with Tiger, the “Buyers”) in two tranches:

a)             the first issuance of 11,437,924 Common Shares to the Buyers, at a price per Common Share of US$6.00 (equivalent to US$12.00 per ADS) (the “Initial Issuance”), and

b)             subject to the Company’s shareholder approval within 60 days after the Initial Issuance, an additional issuance of 10,900,000 Common Shares to the Buyers, at a price per Common Share of US$6.00 (equivalent to US$12.00 per ADS) (the “Additional Issuance”).

Under the terms of the Shareholder Sale Agreement, Ctrip will sell 1,666,666 Common Shares to the Buyers, at a price per Common Share of US$6.00 (equivalent to US$12.00 per ADS), and Crawford will sell 500,000 ADSs to the Buyers, at a price per ADS of US$12.00. After the completion of the Shareholder Sale, Ctrip and Crawford will remain as the two largest shareholders of the Company.

Each of the Buyers has agreed not to, directly or indirectly, sell, transfer or dispose of any Common Shares acquired in the above transactions for a period of 180 days after the completion of the Initial Issuance, subject to certain exceptions.

The Initial Issuance is expected to close no later than May 26, 2015, subject to satisfying customary closing conditions.

The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor Statement

This press release contains certain “forward-looking statements” within the meaning of federal securities laws. All statements, other than statements of historical facts, included herein are “forward-looking statements” including, among other things, the expected gross proceeds for the issuance of new common shares by the Company and the expected closing date of the Initial Issuance.  The expectations reflected in these forward-looking statements involve significant assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

Mr. Derek Mitchell

Ogilvy Financial

In the U.S.: +1 (646) 867-1888

In China: +86 (10) 8520-6139

E-mail: ehic@ogilvy.com